April 12, 2013

VIA EDGAR AND OVERNIGHT COURIER

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Federal-Mogul Corporation

Registration Statement on Form S-3

Filed March 21, 2013

File No. 333-187424

Dear Ms. Nguyen:

Please find below the responses to the comments issued to Federal-Mogul Corporation (the “Company”) by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated April 3, 2013, related to the above-referenced Registration Statement on Form S-3 of the Company filed with the Commission on March 21, 2013. For convenience of reference, the text of the Staff’s letter has been reproduced in italicized type herein.

Concurrent with the filing of the letter, the Company is filing an amended Registration Statement on Form S-3 and a revised Exhibit 5.1 with the Commission through its EDGAR system.

Information Incorporated by Reference, page 23

1.	We note that you are incorporating by reference into this registration statement your Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and that certain portions of your Definitive Proxy Statement for your 2013 Annual Meeting are to be incorporated by reference into such Annual Report. Please confirm your understanding that you must file your Definitive Proxy Statement for your 2013 Annual Meeting prior to requesting acceleration of the effectiveness of your registration statement. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company confirms that it filed its Definitive Proxy Statement for its 2013 annual meeting of stockholders on April 11, 2013 and has revised the disclosure under the “Information Incorporated by Reference” section of the registration statement to include its Definitive Proxy Statement on Schedule 14A filed with the SEC on April 11, 2013.

Securities and Exchange Commission

April 12, 2013

Exhibit 5.1

2.	We note the following assumption in the penultimate paragraph on page 2: “We also have assumed that the Company will remain validly existing and in good standing under the laws of the state of Delaware.” Please confirm that counsel will not include this assumption in the opinion that will be filed when a takedown from the shelf registration statement occurs.

Response: The Company confirms that its counsel will not include the assumption set forth in the Staff’s comment in the opinion that will be filed when a takedown from the shelf registration statement occurs.

3.	We note that opinion 1 on page 3 states that the common stock will be validly issued, fully paid and non-assessable upon the occurrence of certain conditions. However, the common stock being offering by the selling stockholders should already be validly issued, fully paid and non-assessable. Please have counsel include an opinion to that effect.

Response: The Company’s counsel has revised page 3 of its opinion to note that the common stock being offered by the selling stockholders is validly issued, fully paid and non-assessable.

4.	We note counsel’s qualification in the penultimate paragraph on page 4 of the opinion that the opinions expressed therein based on the laws of the State of New York “are limited to the laws generally applicable in transactions of the type covered by the Indentures.” The above referenced phrase is an inappropriate opinion qualification. Counsel must provide a legal opinion based upon all applicable New York laws. Please have counsel revise the penultimate paragraph on page 4 of the opinion to remove such qualification.

Response: The Company’s counsel has revised page 4 of its opinion to remove the qualification referenced in the Staff’s comment.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (248) 354-1748 or Bruce Toth at (312) 558-5723.

Sincerely,

/s/ Brett Pynnonen

Brett Pynnonen

Senior Vice President and General Counsel

Federal-Mogul Corporation